EXHIBIT 99.2
NOTICE OF TERMINATION OF ADR FACILITY
FOR SATYAM COMPUTER SERVICES LIMITED SHARES
TO ALL HOLDERS AND BENEFICIAL OWNERS OF
SATYAM COMPUTER SERVICES LIMITED AMERICAN DEPOSITARY SHARES (“ADSs”)

DEPOSITARY:	CITIBANK, N.A.
COMPANY:	SATYAM COMPUTER SERVICES LIMITED, a limited liability company organized under the laws of the Republic of India.
DEPOSITED SECURITIES:	Equity shares of the Company (the “Shares”).
CUSIP NO:	804098101.
ADS TICKER:	SAYCY.
ADS(s) TO SHARE(s) RATIO:	One (1) ADS to two (2) equity shares.
DEPOSIT AGREEMENT:	Deposit Agreement, dated as of May 14, 2001, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs evidenced by American Depositary Receipts (“ADRs”) issued thereunder, as supplemented by Letter Agreements dated as of September 4, 2002, November 7, 2007 and August 12, 2011.
PROGRAM TERMINATION DATE:	September 12, 2011.
LAST DAY TO PRESENT ADSs FOR TRANSFER:*	March 12, 2012.
LAST DAY TO PRESENT ADSs FOR CANCELLATION:*	March 12, 2012.
FORCED SALE OF DEPOSITED SECURITIES:	March 13, 2012 — March 30, 2012 (unless extended by the Depositary).

*	All ADS transfer and cancellation presentations must be in good order no later than March 12, 2012 in order to be processed by the Depositary.
CITIBANK, N.A. HEREBY GIVES NOTICE OF THE TERMINATION OF THE AMERICAN DEPOSITARY RECEIPTS FACILITY FOR THE ADSs EFFECTIVE AS OF THE TERMINATION DATE.
Pursuant to Section 6.2 of the Deposit Agreement, the Company has directed the Depositary to terminate the Deposit Agreement. As a result of the termination, in accordance with the Deposit Agreement, holders of ADSs will be given until March 12, 2012 to surrender their ADSs in exchange for corresponding Shares of the Company in India. The ADS holders are requested to arrange for the surrender of their ADSs to the Depositary as soon as possible and in any event before March 12, 2012.

To support on-going over-the-counter trading of ADSs after the Termination Date, the Depositary has agreed to continue to process transfers of ADSs (presented for transfer in good order) until March 12, 2012.
The Depositary has also agreed to continue to distribute dividends and the net cash proceeds from the sale of corporate actions entitlements (after deduction of applicable fees, taxes and expenses) to holders of ADSs who surrender their ADSs for cancellation after the record date for the applicable dividend or corporate actions entitlement but before March 12, 2012. To receive such dividends or net cash proceeds from the sale of corporate actions entitlements with respect to ADSs cancelled before March 12, 2012, holders of the ADSs so cancelled will need to submit a written request to Citibank, N.A. attn.: Dividend Department, 111 Wall Street, 15th Floor, Zone 8, New York, New York 10043. After March 12, 2012, the Depositary will attempt to sell the remaining Shares held on deposit upon the terms described below. ADS holders who have not prior to such date surrendered their ADSs for cancellation will receive the net cash proceeds from the sale of the Shares held on deposit, together with the unpaid dividends and the net cash proceeds from the sale of corporate actions entitlements, upon surrender of their ADSs to the Depositary.
According to Section 6.2 of the Deposit Agreement, all holders of ADSs, upon surrender of their ADSs to the Depositary, are entitled to delivery of the amount of the deposited Shares represented by the ADS upon the terms and conditions of the Deposit Agreement and upon payment of the applicable fees, taxes and charges as provided in the Deposit Agreement. The ability to receive deposited Shares upon surrender of the ADSs will terminate on March 12, 2012. From March 13, 2012 through March 30, 2012, the Depositary will arrange for the sale (on a commercially reasonable efforts basis) of the Shares then held on deposit and will hold the net proceeds of such sale (after deduction of applicable fees, taxes and expenses), without liability for interest, in an unsegregated account for the pro rata benefit of holders of ADSs then outstanding. The Depositary may extend such sale period if it deems such extension necessary or advisable in order to facilitate the orderly sale of the Shares then held on deposit.
After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement except (i) to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case, the fees and charges of, and expenses incurred by, the Depositary, and all applicable taxes or governmental charges for the account of the Holders and Beneficial Owners, in each case upon the terms set forth in Section 5.9 of the Deposit Agreement), and (ii) as may be required at law in connection with the termination of the Deposit Agreement.
Please be advised that holders who present ADSs for cancellation will be able to take possession of the corresponding Shares in book-entry form only and, as a result, they must have, or establish, a custodian or brokerage (demat) account in India to receive such Shares prior to presenting their ADSs to the Depositary for cancellation. To establish such custodian or brokerage (demat) account may be subject to delay as the opening of such account may be subject to regulatory approvals in India.
If you have any questions about the above termination, please call Citibank, N.A. at 1-877-248-4237.

Citibank, N.A., as Depositary
August 12, 2011

INFORMATION GUIDE FOR ADS CANCELLATION
SATYAM COMPUTER SERVICES LIMITED

     Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as depositary (the “Depositary”), each ADS representing the right to receive two (2) equity shares of Satyam Computer Services Limited (the “Shares”), wishing to instruct Citibank, N.A. to cancel such person’s ADSs and release the Shares represented by such person’s ADSs should proceed as follows:
A. Holders of Certificates
     Persons holding certificates commonly referred to as “American Depositary Receipts” or “ADRs” wishing to instruct the Depositary to cancel such person’s ADSs and release the Shares represented by such ADSs should take the following actions:
          1. Complete and sign the attached ADS Cancellation Instructions Form (the “Cancellation Form”); and
          2. Deliver to the Depositary at:

By Mail:	By Overnight Courier :
CITIBANK, N.A. CORPORATE ACTIONS P. O. BOX 43011 PROVIDENCE, RI 02940-3011	CITIBANK, N.A. CORPORATE ACTIONS 250 ROYALL STREET ATTN: SUITE V CANTON, MA 02021

each of the following:
a.	Completed and signed Cancellation Form;

b.	ADR(s) evidencing the ADSs that the holder wishes to be canceled; and

c.	Certified check covering the cancellation fees for the aggregate amount of the ADSs presented for cancellation ($.05 per ADS presented) plus a $15.00 telex charge.
     Upon timely receipt of all instruments described in Section (2) above, the Depositary shall cause the ADSs to be canceled and the Shares to be delivered in accordance with the instructions of the holder.

B. Persons Holding ADSs through Brokers, Custodians and Other Agents
     Holders of ADSs through a broker, custodian or other agent should contact the broker or custodian or other agent and direct such broker, custodian or other agent to instruct the Depositary to cancel the ADSs and to release the Shares represented by the ADSs so canceled. Brokers, custodians or other agents wishing to instruct the Depositary to cancel ADSs and release Shares should contact Rosanne Devonshire at 1-212-657-7465.
     Upon receipt of the necessary instructions and of delivery of the ADSs from the broker, custodian or other agent, the Depositary shall cause the ADSs to be canceled and the Shares represented by the ADSs so canceled to be delivered in accordance with the instructions of the broker, custodian or other agent.
C. Special Instructions
     Holders of ADSs who have lost their ADR(s), or if the ADSs are part of an estate or trust, should call Citibank, N.A. at 1-877-248-4237.
Note: In order to receive the Shares you must deliver the duly completed ADR Cancellation Form and your ADSs to the Depositary prior to close of business in New York City on March 12, 2012.
Please be advised that holders who present ADSs for cancellation will be able to take possession of the corresponding Shares in book-entry form only and, as a result, they must have, or establish, a custodian or brokerage (demat) account in India to receive such Shares prior to presenting their ADSs to the Depositary for cancellation. To establish such custodian or brokerage (demat) account may be subject to delay as the opening of such account may be subject to regulatory approvals in India.

ADS CANCELLATION INSTRUCTIONS FORM
To instruct the cancellation of American Depositary Shares (“ADSs”), each ADS representing the right to receive two (2) equity shares (the “Shares”)
OF
SATYAM COMPUTER SERVICES LIMITED
Pursuant to the Notice of Termination of ADR Facility, dated August 12, 2011, the undersigned, the holder(s) of the ADS(s) referred to below, or the assign(s) of such holder(s), hereby surrender(s) such ADS(s) to Citibank, N.A., as depositary (the “Depositary”), and instruct(s) the Depositary to cause the Shares represented by the ADSs to be released in the manner identified in Item (B) below.
IMPORTANT: PLEASE FILL IN EACH OF THE APPLICABLE BOXES
          IF YOUR ADSs ARE REPRESENTED BY A CERTIFICATE (COMMONLY KNOWN AS “AMERICAN DEPOSITARY RECEIPT” OR “ADR”), PLEASE ARRANGE FOR DELIVERY OF THE ADR(s) REPRESENTING THE ADSs TO THE DEPOSITARY TOGETHER WITH THIS ADS CANCELLATION INSTRUCTIONS FORM.

ITEM A: DESCRIPTION OF ADSs ENCLOSED
Number of ADSs Enclosed
Name(s) and Address(es) of Record Holder(s) of Satyam Computer Services Limited ADSs	(attach additional lists if necessary)
(if blank, please fill in exactly as name(s) appear(s) on the ADR(s), if any)
Number of ADSs
	ADR Number(s) (if	represented
	applicable)	thereby

Total Number of ADSs surrendered:

ITEM B: ORDINARY SHARES DELIVERY INSTRUCTIONS
(Please complete each of the following below to allow delivery of your
Satyam Computer Services Limited Shares in the Republic of India.)
Upon cancellation of my ADSs, I hereby instruct you to release my Satyam Computer Services Limited Shares in the following manner:
     In a custodian or brokerage (demat) account in the Republic of India

Broker/Custodian Name in India

BIC Code

Account No. at Broker/Custodian in India

Contact Name of Broker/Custodian in India

Contact Number of Broker/Custodian in India

Contact E-Mail of Broker/Custodian in India

Demat Account Number of Beneficial Owner

Name of Beneficial Owner

Please be advised that holders who present ADSs for cancellation will be able to take possession of the corresponding Shares in book-entry form only and, as a result, they must have, or establish, a custodian or brokerage (demat) account in India to receive such Shares prior to presenting their ADSs to the Depositary for cancellation. To establish such custodian or brokerage (demat) account may be subject to delay as the opening of such account may be subject to regulatory approvals in India.
ITEM C:                                                                                                                 SIGNATURE(S)
Date: _____________________ Area Code and Telephone No.: _______________________

Signature(s):

(Must be signed by record owner(s) of ADSs, exactly as name(s) appear(s) (i) on the applicable account statement for ADSs that are not certificated, of (ii) on the enclosed ADR(s) for ADSs that are certificated. If signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, the capacity of the person signing should also be indicated.)
Name(s):

Capacity (full title):

ITEM D:                                                                                                   MEDALLION GUARANTEE
The signature(s) in Item C of this ADS Cancellation Instructions Form must be guaranteed (Guarantee of Signature) by an Eligible Guarantor Institution that is a member in good standing of a recognized Medallion Signature Guarantee Program approved by The Securities Transfer Association, Inc. (A NOTARY SEAL IS NOT ACCEPTABLE)

Medallion Guarantee Stamp (Notary Public Is not Acceptable)